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February 12, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Mr. Nicholas P. Panos, Senior Special Counsel

Re:       STR Holdings, Inc.
Schedule TO-I filed January 31, 2014
File No. 5-85108

Dear Mr. Panos:

On behalf of our client, STR Holdings, Inc., a Delaware corporation (the “Company”), we are providing the Company’s responses to the comment letter, dated February 6, 2014 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced filing.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Offer to Purchase | Cover Page

1.
Comment: The offered per share purchase price ranges from as high to $1.54 to as low to $1.00. Please provide us with a well-reasoned legal analysis in support of the apparent conclusion that the offer price has been disclosed in compliance with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A as well as §14(e) of the Securities and Exchange Act of 1934.

Mr. Nicholas P. Panos
February 12, 2014

Response:

The Company believes that the price range set forth in the Offer to Purchase is reasonable and consistent with the requirements Item 1004 of Regulation M-A and Rule 14e-1(b).

The range was determined by the Company in light of the recent decline in the trading price of the Shares.  Due to the recent decline in the trading price of the Shares, the current modest trading price and the uncertainty of the effect that the Offer and the disclosure contained in the Offer to Purchase regarding the Company’s recent history and prospects for the future may have on the trading price of the Shares, it is difficult for the Company to predict the response of its stockholders, the Company decided to set a wider price range.

The range was established for bona fide business and fiduciary reasons and not for purposes of manipulating the market for the Shares or to disadvantage the stockholders.  The Board of Directors deliberated and concluded that a 5% premium to the current trading price was a reasonable upper price limit of the offer range.  While the primary purpose of the Offer is to return cash to stockholders, as described on page 24 of the Offer to Purchase, the Company believes that the Offer may also be accretive to the Company’s earnings per Share.  The Company believes that the wide range provides a benefit to all of its stockholders whether they participate or not.  If they choose to participate, the wider range allows stockholders more options to tender at prices at which they are comfortable.  If they choose not to participate, they benefit from the Company repurchasing Shares at the lowest possible price.

The Company further believes that because the price range is relatively small ($0.54), especially when considering that the increments in which stockholders may tender ($0.05) requires stockholders to select to tender from only one of twelve prices, that the range properly communicates to stockholders the potential price being offered by the Company for their Shares.

The Company is familiar with the Staff’s position and guidance, both through Regulation M-A and through the Staff’s no-action letters, that the price range that is set in a modified Dutch auction issuer tender offer must properly indicate to stockholders “[t]he type and amount of consideration offered.”  Based on the factors above, the Company believes that the $1.00 to $1.54 price range is reasonable and properly communicates to stockholders the potential Share price being offered by the Company for their Shares.  Furthermore, while the size of this range is outside the Staff’s standard guidance on a percentage basis, the Company does not feel that a $0.54 price range is unreasonable, given the factors cited above.

Offer to Purchase | Cover Page

2.
Comment: If STR Holdings increases the number of shares accepted for payment by 2%, the maximum number of shares that will be purchased amounts to 73.6% of the outstanding shares. Notwithstanding the offer condition that enables the issuer to cancel its obligation to purchase in the event such purchase would produce a going private effect, or the statement in

Mr. Nicholas P. Panos
February 12, 2014

Item 13 of Schedule TO that indicates no disclosure is required by Schedule 13E-3, please provide us with a well-reasoned legal analysis in support of the apparent conclusion that Rule 13e-3 is inapplicable. Please address the extent to which STR considered whether a purchase of this magnitude could be viewed as the first step in a series of transactions that could ultimately produce one or both of the going private effects specified in Rule 13e-3.

Response:

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers):

(A)
Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 . . . , or causing the reporting obligations with respect to such class to become eligible for . . . suspension under Rule 12h-3 or section 15(d); or

(B)
Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

More specifically, Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to be held of record by less than 300 persons. The Company advises the Staff that as of January 31, 2013, the commencement date of the Company’s cash tender offer for its common stock (the “Offer”), the number of holders of record of the company’s common stock was 106, as determined pursuant to Rule 12g5-1. Rule 13e-3(a)(3)(ii)(A) is thus inapplicable because, prior to the Offer, the Company’s outstanding Shares were already held of record by less than 300 persons, thus making it impossible for the offer to “cause” the common stock to be held of record by less than 300 persons. This view is supported by Interpretation 104.01 of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, last updated January 26, 2009.

The Company hereby advises the Staff that as of January 8, 2014, it had an estimated 2,167 beneficial owners of its common stock. This number is well above the 400 person requirement for listing on the New York Stock Exchange and, while the Offer can be expected to decrease the number of beneficial owners, the Company expects the number of beneficial owners after the Offer to be significantly above 400 holders. Also, because a significant number of Shares sought to be purchased in the Offer are held by banks and brokers who hold positions for multiple beneficial owners and by large stockholders, the Company believes that it is unlikely that the Offer would

Mr. Nicholas P. Panos
February 12, 2014

result in many of these beneficial positions being terminated altogether. Accordingly, the Offer is not intended or expected to cause the effect described in Rule 13e-3(a)(3)(ii)(B).

The Offer is also not a part of any series of transactions. As disclosed on page 23 of the Offer to Purchase filed as Exhibit 99(a)(1)(A) of the Schedule TO (the “Offer to Purchase”) under the “Purposes of the Offer”, the Board of Directors of the Company determined to engage in the Offer because it represents a prudent use of the Company’s cash and provides certain advantages to both those stockholders that choose to participate in the Offer and those who do not. The Board of Directors was not at the time of such determination, and is not at present, entertaining any plans, proposals or negotiations relating to any other transactions that could produce the effect described in Rule 13e-3(a)(3)(ii)(B). In addition, as disclosed in the Offer to Purchase, as part of the Company’s long-term corporate goal of increasing stockholder value, it has regularly considered and intends to continue to consider alternatives to enhance stockholder value. However, as of both the commencement date of the Offer and the date hereof, the Board of Directors is not considering any plans, agreements, arrangements or proposals as to the Company undertaking any such alternatives.

The Company confirms that it will not waive the condition that the Offer will not have a going-private effect.

The Company thus respectfully submits that the Offer is not the first step in a series of transactions intended or reasonably likely to take it private within the meaning of Exchange Act Rule 13e-3.

Determination of Validity, page 28

3.
Comment: We noticed the language that indicates all determinations with respect to validity made by STR will be “final and binding” on all parties who tender. Disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon such parties. In addition, please disclose security holders may challenge the determinations made, and make conforming changes to other sections of the Offer to Purchase to the extent additional unqualified references to “final and binding” have been made.

Response:

In response to the Staff’s comment, STR has revised the disclosure on Pages 28 and 30 of the Offer to Purchase to clarify that stockholders may challenge our determination in a court of competent jurisdiction.

We have attached a draft of Amendment No. 1 to the Schedule TO-I, which we intend to file in response to the Staff’s comment.

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Mr. Nicholas P. Panos
February 12, 2014

Pursuant to the Staff’s request, the Company additionally acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 310-8751. Thank you for your time and consideration.

Sincerely,

/s/  DOUGLAS WARNER

DOUGLAS WARNER

cc:	Alan N. Forman, Senior Vice President and General Counsel